

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2014

<u>Via E-mail</u>
Ning Li
Chief Financial Officer
Hengyi International Industries Group Inc.
No.1 Xinhua Road, He Ping District
Tianjin City, 300021 China

> **Re:     Hengyi International Industries Group Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed December 27, 2013**
> **File No. 000-54603**

Dear Ms. Li:

We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc:        Yue Cao
           Eaton & Van Winkle LLP